LIVE FIT CORP
Lyoner Strasse 14, Frankfurt
 Germany 60528
Dear Mr. Spirgel
August 8, 2014
SEC Letter on our Registration Statement from June 30, 2014
We are filing an amendment to our registration statement to address your concerns.  Below are our responses to your comments in addition to the changes in the registration statement.
1.	We added the line for offering expenses
2.
The agreement we filed is the initial agreement with the website developer.  This agreement will provide us with the basic outline of our website that we can show to potential investors and clients.  We will need further financing to complete the development of our site to the point where we can provide our full range of services.  To get to this point we think we will need to spend $7,500 on website development.

3.	As requested, we added the address.
4.
We changed the language here to state that Mr. Piesiecki will have a control position in our company even if we sell all of the stock in the offering.  Even if we sell all of the stock being offered, Mr. Piesiecki will still have 38% of the total stock and we believe this would still give him a very large amount of control over our operations.

LIVE FIT Corp
/s/ Pawel Piesiecki
Pawel Piesiecki, President, CEO, CFO